SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                            SCHEDULE 13D
              Under the Securities Exchange Act of 1934

                    Harbor Town Holding Group I, Inc.
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                           (Name of Issuer)

                      Common Stock, No Par Value
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                    (Title of Class of Securities)

                            411561 10 3
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                            (CUSIP Number)

                          David M. Bovi
                  319 Clematis Street, Suite 812
                  West Palm Beach, Florida 33401
                          (561) 655-0665
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       (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                            July 30, 1999
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        (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or
240.13d.-1(g), check the following box [   ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     411561 10 3
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1)  Names  of Reporting  Persons/S.S. or I.R.S.  Identification  Nos.  of
Above Persons:

                  David M. Bovi
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2)  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
     (b)

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3)  SEC  Use  Only

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4)  Sources  of  Funds  (See  Instructions):     OO

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5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)

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6)  Citizenship  or  Place  of  Organization:     U.S.

Number of          (7)  Sole Voting Power:       17,931,250
Shares Bene-
ficially           (8)  Shared Voting Power           -0-
Owned by
Each Report-       (9)  Sole Dispositive Power:  17,931,250
ing Person
With              (10) Shared Dispositive Power       -0-

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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     17,931,250

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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)

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13)  Percent  of Class  Represented  by  Amount  in Row  (11):   89.7%

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14)  Type  of  Reporting  Person  (See  Instructions):   IN
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

Item 1. Security and Issuer

     This statement relates to the common stock, no par value ("Common Stock") of Harbor Town Holding Group I, Inc. (the "Issuer"). The principal executive offices of the Issuer are presently located at 120 Olive Street, Suite 705, West Palm Beach, Florida 33401.

Item 2.  Identity and Background

     This statement is filed by David M. Bovi, an individual.

     Mr. Bovi's principal occupation is an attorney in the State of Florida. Mr. Bovi's business address is David M. Bovi, P.A., 319 Clematis Street, Suite 812, West Palm Beach, Florida 33401.

     During the last five (5) years, Mr. Bovi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five (5) years, Mr. Bovi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     David M. Bovi is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

     On October 8, 1998, Chameleon entered into an agreement of merger with Wheeler Group II, Inc. ("Wheeler"), a privately held business consulting and holding corporation owned and controlled by Mr. Bovi which held 17,631,250 shares of the Issuer's Common Stock. The effective date of the merger was October 12, 1998, the date of filing of the articles of merger with the State of Florida. Upon consummation of the merger, Wheeler disappeared and Chameleon was the surviving corporation. Chameleon received 17,631,250 shares of Common Stock of the Issuer as a result of the merger.

     The merger consideration paid by Chameleon consisted of (i) $25,000 cash; and (ii) an $85,000 secured promissory note made to Wheeler's shareholders Escrow Agent. The collateral securing the promissory note was pledged by James Kotsaftis, a third party individual. The source of the cash was from Chameleon's working capital.

     On April 1, 1999, Chameleon defaulted on the aforementioned promissory note, and David M. Bovi, P.A., as escrow agent for Mr. Bovi, brought suit against Chameleon and Kotsaftis and obtained a "Final Judgement" against Chameleon and a "Final Judgement Transferring Legal Interest" against Kotsaftis (both such judgments collectively referred to herein as the "Judgments").

     On July 31, 1999, pursuant to the Stipulation in Lieu of Execution and Agreement for Reversion of Shares of Harbor Town Holding Group I, Inc., Chameleon agreed to cause all right, title, and interest in the 17,631,250 shares of Common Stock of the Issuer which it owned to revert back to Mr. Bovi in exchange for Mr. Bovi's execution of a Satisfaction of Judgement with respect to the Judgements. Prior to this transaction, Mr. Bovi owned 300,000 shares of the Issuer's Common Stock.

Item 4.  Purpose of Transaction

     The purpose of the transaction was to cause all right, title, and interest in the 17,631,250 shares of Common Stock of the Issuer which Chameleon owned to revert back to Mr. Bovi in satisfaction of the Judgments. The 17,631,250 shares of Common Stock is now part of Mr. Bovi's investment portfolio.

     Mr. Bovi reserves the right to actively pursue various proposals which could relate to or would result in:

     a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Issuer;

     f. Any other material change in the Issuer's business or corporate structure;

     g. Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

     j.  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     As of August 6, 1999, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

     The powers of the Reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

     No transactions in the class of securities reported on were effected by any of the persons named in Item 5(a) during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

    Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

A. Stipulation in Lieu of Execution and Agreement for Reversion of Shares of Harbor Town Holding Group I, Inc.

                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 1999


      /s/David M. Bovi
     David M. Bovi